UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Patriot National Bancorp, Inc. (Name of Issuer)
Common Stock par value $2.00 (Title of Class of Securities)
70336F 10 4 (CUSIP Number)
William W. Bouton III
Tyler Cooper & Alcorn, LLP
185 Asylum Street, City Place I
Hartford, CT 06103
860-725-6210
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 21, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 70336F 10 4

1.	Names of Reporting Persons. Robert King Steel I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 187,346

	8.	Shared Voting Power

	9.	Sole Dispositive Power 187,346

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,346

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.80149%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         The class of equity securities to which this Schedule 13D is related is the Common Stock, par value $2.00 ("Bancorp Common Stock"), of Patriot National Bancorp, Inc. ("Bancorp"). The address of the principal executive offices of Bancorp is 900 Bedford Street, Stamford, Connecticut 06901.

Item 2. Identity and Background.

(a)	Name: The name of the person filing this Schedule 13D is Robert K. Steel.

(b)	Residence or business address: Mr. Steel's principal place of business is 85 Broad Street, 22nd Floor, New York, New York 10004.

(c)	Present Principal Occupation or Employment: Mr. Steel is a private investor whose business address is 85 Broad Street, 22nd floor, New York, New York 10004.

(d)	Criminal Conviction: During the last five years, Mr. Steel has not been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  During the last five years, Mr. Steel has not been a party to a civil proceeding of a judicial or administrative body of competent jursidiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Steel is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         Mr. Steel used personal funds aggregating $3,184,882 to purchase 187,346 shares of Bancorp Common Stock as a "stand by" investor in the Rights Offering of Bancorp made by prospectus dated August 2, 2005.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Mr. Steel purchased his shares of Bancorp Common Stock for investment purposes. Mr. Steel does not have any plans or proposals with respect to Bancorp which would result in any of the events described in Item 4 of Schedule 13D.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Steel beneficially owns an aggregate of 187,346 Shares of Bancorp Common Stock (representing 5.80149% of the 3,229,274 shares of such stock outstanding).

(b)	Mr. Steel has sole voting and sole dispositive power with respect to all 187,346 of such shares.

(c)

All 187,346 shares of Bancorp Common Stock were purchased by him as a "stand by" investor in the Rights Offering of Bancorp made by propectus dated August 2, 2005. The closing of that offering was September 21,2005.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
September 21, 2005	187,346	$17.00

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangments, understandings or relationships (legal or otherwise) between Mr. Steel and any person with respect to any securities of Bancorp.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2005
By:	/s/ Robert K. Steel Robert K. Steel

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